Exhibit 99.1

POSTMEDIA NETWORK CANADA CORP.

BUSINESS ACQUISITION REPORT

FORM 51-102F4

ITEM 1.	IDENTITY OF THE COMPANY

1.1	Name and Address of the Company

Postmedia Network Canada Corp. (the “Corporation”)

365 Bloor Street East, 12th Floor

Toronto, Ontario, Canada

M4W 3L4

1.2	Executive Officer

The following is the name and business telephone number of a senior officer of the Corporation who is knowledgeable about the acquisition described in this report:

Doug Lamb

Executive Vice President and Chief Financial Officer

(416) 383-2325

ITEM 2.	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

On April 13, 2015, the Corporation’s subsidiary, Postmedia Network Inc. (“PNI”), acquired all of the outstanding shares (“QMPI Shares”) of 7717415 Canada Inc. (previously known as, Quebecor Media Printing Inc. (“QMPI”)) from Quebecor Media Inc. (“QMI”) (the “Acquisition”). Upon Acquisition, QMPI and its subsidiary amalgamated to form a new corporation which subsequently amalgamated with PNI.

At the time of the Acquisition, QMPI owned Sun Media Corporation’s stable of more than 170 English-language newspapers and specialty publications as well as digital properties, including the Sun chain of dailies, consisting of The Toronto Sun, The Ottawa Sun, The Winnipeg Sun, The Calgary Sun and The Edmonton Sun, as well as The London Free Press and the free 24 Hours dailies in Toronto and Vancouver. The Acquisition also included the acquisition of associated English-language digital properties, including the Canoe portal outside of Quebec, as well as QMI’s Islington printing plant in Ontario, and 34 owned real estate properties in Ontario, Alberta and Manitoba.

2.2	Date of Acquisition

April 13, 2015.

2.3	Consideration

The QMPI Shares were acquired for a cash purchase price (the “Purchase Price”) of $305,500,000, subject to a closing working capital adjustment. The Purchase Price is also subject to adjustment in respect of a transfer of assets from certain defined benefit pension plans of QMI or its affiliates to “mirror” defined benefit pension plans that will be established by Postmedia.

In connection with the closing of the Acquisition, the Corporation issued 240,972,226 Class NC variable voting shares in exchange for equity subscription receipts issued in connection with the Corporation’s rights offering (the “Rights Offering”) completed in March 2015 to partially fund the Acquisition, which resulted in aggregate proceeds of $173.5 million. In addition, the Corporation issued $140 million of its 8.25% Senior Secured Notes due 2017 (the “Additional Notes”) in exchange for debt subscription receipts issued in October 2014 in contemplation of the Acquisition. The net proceeds from the issuance of the Additional Notes and from the Rights Offering, together with the net proceeds related to the sale of the Montreal Gazette production facility and corporate cash, were used by the Corporation to finance the Acquisition.

2.4	Effect on Financial Position

The effect of the Acquisition on the net assets and operations of the Corporation are set forth in the pro forma financial statements attached hereto, which is based upon the historical financial statements of the Corporation and the English language newspapers business of QMI, being the Acquired Business. The pro forma statements are provided for illustrative purposes only and are not intended to represent, or be indicative of, the financial position and results of operations of the Corporation that would have been obtained had the acquisition of the Acquired Business been completed on the dates indicated. Accordingly, the pro forma statements should not be taken as representative of the future results of operations of the Corporation.

The pro forma statements do not reflect the impact of any potential operational efficiencies, cost savings or revenue enhancements that the Corporation may achieve with respect to the combined operations of the Corporation and the Acquired Business.

The pro forma statements should be read in conjunction with the Corporation’s audited consolidated financial statements for the years ended August 31, 2014, 2013 and 2012 which are available on SEDAR at www.sedar.com, as well as the audited combined financial statements of the Acquired Business for the years ended December 31, 2014 and 2013 included herein. Included in the Acquired Business’ combined statement of operations and comprehensive loss for the year ended

December 31, 2014 is a recovery of $5.8 million of employee costs related to certain tax credits that the Acquired Business will no longer be eligible for and a net recovery of $1.9 million included in purchase of goods and services related to a lease that has been terminated.

In respect of the audited combined financial statements of the Acquired Business for the year ended December 31, 2014 included herein, the Corporation has relied exclusively on information that QMI has made available to the Corporation. The Corporation has no means of verifying the accuracy or completeness of any such information or whether there has been any failure by QMI to disclose information that may affect the significance or accuracy of the information and the Corporation expressly disclaims any liability for the accuracy or completeness of such information. Accordingly, the Corporation specifically disclaims any liability for any misrepresentation, error or inaccuracies in any such information.

The Corporation does not presently have any plans or proposals for material changes in the Corporation’s or the Acquired Business’ affairs (corporate structure, personnel or management) that will have an impact on the financial performance and financial position of the Corporation other than those resulting from the contribution of the Acquired Business’ results of operations to the consolidated financial results of the Corporation for the reporting periods ending after the date of Acquisition.

2.5	Prior Valuations

None.

2.6	Parties to Transaction

Not applicable. The Acquisition was not with an informed person, associate or affiliate of the Corporation as such terms are defined under National Instrument 51-102 – Continuous Disclosure Obligations.

2.7	Date of Report

May 15, 2015.

ITEM 3.	FINANCIAL STATEMENTS

The following financial statements are attached and included as part of this report:

a)	Audited combined financial statements of English language newspapers business (Carve-out of the English language newspapers business of Quebecor Media Inc.) as at and for the years ended December 31, 2014 and 2013, attached as Schedule “A”; and

b)	Postmedia Network Canada Corp. unaudited pro forma condensed consolidated financial statements as at and for the six months ended February 28, 2015 and the year ended August 31, 2014, attached as Schedule “B”.

SCHEDULE “A”

Combined financial statements of

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

(Carve-out of the English language newspapers business of Quebecor Media inc.)

Years ended December 31, 2014 and 2013

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

COMBINED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

Independent auditors’ report

Combined financial statements

Combined statements of operations and comprehensive loss	2

Combined statements of net investment	3

Combined statements of cash flows	4

Combined balance sheets	5

Notes to combined financial statements	6

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of Quebecor Media Inc.

We have audited the accompanying carve-out combined financial statements of the English language newspapers held by Sun Media Corporation, a wholly-owned subsidiary of Quebecor Media Inc., and the Islington printing facility held by Quebecor Media Printing inc., also a wholly-owned subsidiary of Quebecor Media Inc. (the “ELN business”), which comprise the combined balance sheet as at December 31, 2014 and the combined statements of operations and comprehensive loss, net investment and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the combined financial statements

Management is responsible for the preparation and fair presentation of these carve-out combined financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of carve-out combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these carve-out combined financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the carve-out combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the carve-out combined financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the carve-out combined financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the carve-out combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the carve-out combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the carve-out combined financial statements present fairly, in all material respects, the financial position of the ELN business. as at December 31, 2014 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

/s/ Ernst & Young LLP 1

Montreal, Canada

May 13, 2015

[1]	CPA auditor, CA, public accountancy permit no. A121006

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Years ended December 31, 2014 and 2013

(in thousands of Canadian dollars)

	Note	2014	2013

Revenues	2	$461,885	$514,728

Employee costs		156,241	185,864
Purchase of goods and services	3	222,612	234,769
Depreciation and amortization		23,078	29,945
Financial expenses	4	807	2,205
Restructuring of operations and other items	5	1,612	4,433
Impairment of goodwill and intangible assets	6	125,000	281,000

Loss before income taxes		(67,465)	(223,488)
Income taxes	7	13,800	4,128

Net loss		(81,265)	(227,616)
Other comprehensive (loss) income:
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement (loss) gain	22	(7,854)	31,901
Deferred income taxes	7	1,973	(8,014)

		(5,881)	23,887

Comprehensive loss		$(87,146)	$(203,729)

See accompanying notes to combined financial statements.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

COMBINED STATEMENTS OF NET INVESTMENT

Years ended December 31, 2014 and 2013

(in thousands of Canadian dollars)

	2014	2013

Net investment at beginning of the year	$452,478	$698,638
Net loss	(81,265)	(227,616)
Other comprehensive (loss) income	(5,881)	23,887
Net distributions	(67,307)	(42,431)

Net investment at the end of the year	$298,025	$452,478

See accompanying notes to combined financial statements.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

COMBINED STATEMENTS OF CASH FLOWS

Years ended December 31, 2014 and 2013

(in thousands of Canadian dollars)

	Note	2014	2013

Cash flows related to operating activities
Net loss		$(81,265)	$(227,616)
Adjustments for:
Depreciation of property, plant and equipment	10	14,686	15,780
Amortization of intangible assets	11	8,392	14,165
Gain on disposal of assets		(6,113)	(1,859)
Impairment of assets		62	548
Impairment of goodwill and intangible assets	6	125,000	281,000
Deferred income taxes	7	5,500	(7,918)

		66,262	74,100

Accounts receivable		15,077	10,452
Accounts payable and accrued charges		(669)	(10,891)
Amounts payable to corporations under common control		(1,923)	(2,385)
Inventories		653	45
Provision for restructuring		(8,858)	(17,778)
Deferred revenues		(1,691)	(5,316)
Defined benefit plans		(3,790)	(992)
Other		(340)	(459)

Net change in non-cash balances related to operating activities		(1,541)	(27,324)

Cash flows provided by operating activities		64,721	46,776

Cash flows related to investing activities
Additions to property, plant and equipment	10	(4,467)	(5,901)
Additions to intangible assets	11	(2,415)	(4,650)
Proceeds from disposals of assets		9,468	6,206

Cash flows provided by (used in) investing activities		2,586	(4,345)

Cash flows related to financing activities
Net distributions		(67,307)	(42,431)

Cash flows used in financing activities		(67,307)	(42,431)

Net change and cash position at the beginning and end of year		$—	$—

See accompanying notes to combined financial statements.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

COMBINED BALANCE SHEETS

December 31, 2014 and 2013

(in thousands of Canadian dollars)

	Note	December 31, 2014	December 31, 2013

Assets

Current assets
Accounts receivable	8	$61,948	$77,025
Inventories	9	5,305	5,958
Prepaid expenses		3,382	3,197

		70,635	86,180
Non-current assets
Property, plant and equipment	10	171,435	185,009
Intangible assets	11	26,065	32,104
Goodwill	12	129,000	254,000
Other assets	22	—	1,731

		326,500	472,844

Total assets		$397,135	$559,024

Liabilities and net investment

Current liabilities
Accounts payable and accrued charges	13	$36,824	$37,493
Amounts payable to corporations under common control		2,652	4,575
Provision for restructuring	14	3,350	12,208
Deferred revenue		17,927	18,120

		60,753	72,396
Non-current liabilities
Other liabilities	15	2,808	2,128
Deferred income taxes	7	35,549	32,022

		99,110	106,546

Net investment	16	298,025	452,478
Commitments and contingencies	18
Guarantees	19

Total liabilities and net investment		$397,135	$559,024

See accompanying notes to combined financial statements.

On May 11, 2015, the Board of Directors of Quebecor Media inc. approved the combined financial statements for the year ended December 31, 2014. On behalf of the Board of Directors,

/s/ Jean La Couture, Director	/s/ Michel Lavigne, Director

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On April 13, 2015, Quebecor Media Inc. (“Quebecor Media”) completed the closing of a transaction whereby its Media segment sold all of English language newspapers businesses in Canada (“ELN business”) for a cash consideration of $305.5 million (“the sale transaction”). These carve-out combined financial statements (“combined financial statements”) have been prepared in the context of this transaction. The ELN business includes all English language newspapers held by Sun Media Corporation, a wholly-owned subsidiary of Quebecor Media, and the Islington printing facility held by Quebecor Media Printing inc., also a wholly-owned subsidiary of Quebecor Media. Accordingly, these combined financial statements present a carve-out of the ELN business from the consolidated financial statements of Quebecor Media. The ultimate parent corporation of the group is Quebecor inc. The head office and registered office of Quebecor Media is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The ELN business operations include the printing, publishing and distribution of daily newspapers, weekly newspapers and commercial inserts in Canada, and the operation of Internet sites in Canada, including English-language portals and specialized sites.

(a)	Basis of presentation

These combined financial statements are prepared in accordance with International Financial Reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These combined financial statements have been prepared using the historical results of operations and historical cost basis of the assets and liabilities of Quebecor Media that comprise the ELN business, except for the liability related to stock-based compensation and the net defined benefit liability or asset. They are presented in Canadian dollars (“CAN dollars”), which is the currency of the primary economic environment in which the ELN business operates (“functional currency”).

These combined financial statements reflect the assets, liabilities, revenues and expenses directly attributable to the ELN business, as well as allocations deemed reasonable by management to present combined balance sheets, combined statement of operations, net investment and cash flows of the ELN business on a carve-out basis. In particular, certain common charges related to centralized services, assets and liabilities had to be allocated based on the most meaningful allocation methodologies which were primarily based on proportionate revenues or headcounts or on specific levels of service provided or usage of assets. Management considers the allocations to be reasonable under the circumstances.

The ELN business presents no cash position since most of the cash management is a centralized process within the group. The net result of all cash transactions by the ELN business is assumed to be distributed to Quebecor Media or contributed by Quebecor Media and is presented under the caption “net distributions” as part of its net investment (note 16).

The financial information included herein may not necessarily reflect the combined financial statements of the ELN business in the future or what the financial information would have been if the ELN business had been a separate entity that operated independently of Quebecor Media during the periods presented. In addition, assets and liabilities including those accounted for on an allocation basis may not represent the actual assets and liabilities that are part of the sale transaction.

Transactions between the ELN business and Quebecor Media and its subsidiaries are reflected as related party transactions within these combined financial statements. Intercompany transactions and balances within the ELN business are eliminated upon consolidation.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Change in accounting policies

On January 1, 2014, the ELN business adopted retrospectively IFRIC 21 – Levies, which clarifies the timing of accounting for a liability in relation with outflow of resources that is imposed by governments in accordance with legislation, based on the activity that triggers the payment. The adoption of this interpretation did not have a material impact on the combined financial statements.

(c)	Foreign currency translation

Foreign currency transactions are translated to the functional currency by applying the exchange rate prevailing at the date of the transactions. Translation gains and losses on assets and liabilities denominated in a foreign currency are calculated using the foreign exchange rates at the end of the reporting period and are included in financial expenses.

(d)	Revenue recognition

The ELN business recognizes operating revenues when the following criteria are met:

•	the amount of revenue can be measured reliably;

•	the receipt of economic benefits associated with the transaction is probable;

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably;

•	the stage of completion can be measured reliably where services have been rendered; and

•	significant risks and rewards of ownership, including effective control, have been transferred to the buyer where goods have been sold.

Revenues derived from circulation are recognized when the publication is delivered, net of provisions for estimated returns based on historical rate of returns. Advertising revenues are also recognized when the publication is delivered. Digital advertising is recognized when advertisements are placed on websites. Prepaid subscription revenue is recorded as deferred revenue and recorded into income on a pro-rata basis over the term of the subscription. Revenues from the distribution of publications and products are recognized upon delivery, net of provisions for estimated returns. Revenue from commercial printing contracts is recognized once the service is rendered.

(e)	Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generating units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The ELN business reviews at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use of the asset or the CGU. Fair value less costs to sell represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Impairment of assets (continued)

An impairment loss is recognized in the amount by which the carrying amount of an asset or a CGU exceeds its recoverable amount. When the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is first impaired. Any excess amount of impairment is recognized and attributed to assets in the CGU, prorated to the carrying amount of each asset in the CGU.

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the combined statement of income to the extent that the resulting carrying value does not exceed the carrying value that would have been the result if no impairment losses had been previously recognized.

(f)	Barter transactions

In the normal course of operations, advertising services are offered in exchange for goods and services. Revenues thus earned and expenses incurred are accounted for on the basis of the fair value of the goods and services provided.

(g)	Income taxes

Income taxes were calculated using the separate-return method under which incomes taxes are calculated as if the ELN business were a separate legal entity. All income tax payments or receipts are reflected as contributions from or distributions to Quebecor Media as part of its net investment.

Current income taxes are recognized with respect to amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes are accounted for using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of carve-out assets and liabilities in the combined financial statements and their respective tax bases, determined using reasonable allocation basis. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the substantive enactment date. A deferred tax asset is recognized initially when it is probable that future taxable income will be sufficient to use the related tax benefits and may be subsequently reduced, if necessary, to an amount that is more likely than not to be realized. A deferred tax expense or benefit is recognized in other comprehensive income or otherwise directly in equity to the extent that it relates to items that are recognized in other comprehensive income or directly in equity in the same or a different period.

(h)	Leases

Assets under leasing agreements are classified at the inception of the lease as (i) finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the asset to the lessee, or as (ii) operating leases for all other leases. All of the ELN business’s current leases are classified as operating leases.

Operating lease rentals are recognized in the combined statement of income on a straight-line basis over the period of the lease. Any lessee incentives are deferred and then recognized evenly over the lease term.

The ELN business is also the lessor as part of a lease arrangement with an external party that is classified as an operating lease. Lease payments received in advance are classified as deferred rental revenue.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Financial instruments

Classification, recognition and measurement

Financial instruments are classified as loans and receivables, or as other financial liabilities, and measurement in subsequent periods depends on their classification. The ELN business has classified its financial instruments as follows:

Loans and receivables	Other liabilities

• Accounts receivable

•       Accounts payable and accrued charges, excluding liabilities related to stock-compensation

•       Amounts payable to corporations under common control

•       Other long-term financial liabilities included in “Other liabilities”

Financial assets classified as loans and receivables and financial liabilities classified as other liabilities are initially measured at fair value and subsequently measured at amortized cost, using the effective interest rate method of amortization.

(j)	Government assistance

Government financial assistance, including tax credits, is accounted for as a reduction in related costs, whether capitalized and depreciated or amortized, or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are met.

(k)	Trade receivables

Trade receivables are stated at their nominal value, less an allowance for doubtful accounts and an allowance for sales returns. The ELN business establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. Individual trade receivables are written off when management deems them not collectible.

(l)	Inventories

Inventories are valued at the lower of cost, determined by the first-in, first-out method or the weighted-average cost method, and net realizable value. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. When the circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is reversed.

(m)	Property, plant and equipment

Property, plant and equipment are stated at cost. Cost represents the acquisition costs, net of government assistance or tax credits, or construction costs, including preparation, installation and testing costs. Expenditures, such as maintenance and repairs, are expensed as incurred.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Property, plant and equipment (continued)

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful life

Buildings and leasehold improvements	25 to 40 years
Machinery and equipment	3 to 20 years

Depreciation methods, residual values, and the useful lives of significant property, plant and equipment are reviewed at each financial year-end. Any change is accounted for prospectively as a change in accounting estimate.

Leasehold improvements are depreciated over the shorter of the term of the lease and economic life.

(n)	Goodwill and intangible assets

Goodwill

The goodwill balance as of January 1, 2012 is based on Quebecor Media’s News Media CGU and was allocated to the ELN business based on the ELN business relative recoverable amount within Quebecor Media’s News Media CGU at that date.

For all business acquisitions entered into since January 1, 2010, goodwill initially arising from a business acquisition was measured and recognized as the excess of the fair value of the consideration paid over the fair value of the recognized identifiable assets acquired and liabilities assumed.

For business acquisitions that occurred prior to January 1, 2010, goodwill represented the excess of the cost of acquisition over the acquirer’s interest in the fair value of the identifiable assets and liabilities of the business acquired at the date of acquisition.

Intangible assets

Mastheads have indefinite useful lives.

Internally generated intangible assets are mainly comprised of internal costs in connection with the development of software to be used internally or for providing services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to that stage are recognized as expenses.

Intangible assets with finite useful lives are amortized over their useful lives using the straight-line method over the following periods:

Assets	Estimated useful life

Software	3 to 7 years
Customer relationships	3 to 10 years
Other	3 to 5 years

Amortization methods, residual values, and the useful lives of significant intangible assets are reviewed at each financial year-end. Any change is accounted for prospectively as a change in accounting estimate.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Provisions

Provisions are recognized when (i) the ELN business has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and when (ii) the amount of the obligation can be reliably estimated. Restructuring costs, comprised primarily of termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised in those affected, that the plan will be carried out.

Provisions are reviewed at each balance sheet date and changes in estimates are reflected in the combined statement of operations in the reporting period in which changes occur.

(p)	Stock-based compensation

Stock-based awards to employees that call for settlement in cash or other assets at the option of the employee are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

Estimates of the fair value of stock option awards are determined by applying an option pricing model, taking into account the terms and conditions of the grant. Key assumptions are described in note 17.

(q)	Pension plans

The ELN business offers defined contribution pension plans and defined benefit pension plans to some of its employees.

(i)	Defined contribution pension plans

Under its defined contribution pension plans, the ELN business pays fixed contributions to participating employees’ pension plans and has no legal or constructive obligation to pay any further amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefits in the combined statements of operations when the contributions become due.

(ii)	Defined benefit pension plans

Defined benefit pension plan costs are determined using actuarial methods and are accounted for using the projected unit credit method, which incorporates management’s best estimates of future salary levels, other cost escalations, retirement ages of employees, and other actuarial factors. Defined benefit pension costs, recognized in the combined statement of operations as employee costs, include mainly service costs provided in exchange for employee services rendered during the period.

Interest on net defined benefit liability or asset, recognized in the combined statement of operations as financial expenses, is determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation.

Re-measurements of the net defined benefit liability or asset are recognized immediately in other comprehensive income or loss and in net investment. Re-measurements are comprised of the following:

•	actuarial gains and losses arising from changes in financial and demographic actuarial assumptions used to determine the defined benefit obligation or from experience adjustments on liabilities;

•	the difference between actual return on plan assets and interest income on plan assets anticipated as part of the interest on net defined benefit liability or asset calculation;

•	changes in the net benefit asset limit or in the minimum funding liability.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Pension plans (continued)

Recognition of a net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the present value of future contributions to the plan, to extent to which the ELN business can unilaterally reduce those future contributions. In addition, an adjustment to the net benefit asset or the net benefit liability can be recorded to reflect a minimum funding liability in a certain number of the ELN business’s pension plans.

(r)	Use of estimates and judgments

The preparation of combined financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Although these estimates are based on management’s best judgment and information available at the time of the assessment date, actual results could differ from these estimates.

The following significant areas represent management’s most difficult, subjective or complex estimates:

(i)	Recoverable amount of an asset or a CGU

When an impairment test is performed on an asset or a CGU, management estimates the recoverable amount of the asset or CGU based on its fair value less costs to sell or its value in use. These estimates are primarily based on valuation models requiring the use of a number of assumptions such as pre-tax discount rate (WACC) and perpetual growth rate. These assumptions have a significant impact on the results of impairment tests and on the impairment charge, as the case may be, recorded in the combined statement of operations. A description of key assumptions used in the goodwill impairment tests are presented in note 12.

(ii)	Costs and obligations related to pension plans

Estimates of costs and obligations related to pension benefit obligations are based on a number of assumptions, such as the discount rate, the rate of increase in compensation, the retirement age of employees, health care costs, and other actuarial factors. Certain of these assumptions may have a significant impact on employee costs and financial expenses recorded in the combined statement of income, the re-measurement gain or loss on defined benefit plans recorded in the combined statement of comprehensive loss, and on the carrying value of other assets or other liabilities in the combined balance sheet. Key assumptions and sensitivity analysis on discount rate are presented in note 22.

(iii)	Provisions

The recognition of provisions requires management to estimate expenditure required to settle a present obligation or to transfer it to third parties at the date of assessment. An assessment of the probable outcomes of legal proceedings or other contingency is also required. A description of the main provisions, including management expectations on the potential effect on the combined financial statements of the possible outcomes of legal disputes, is presented in notes 14 and 18.

The following areas represent management’s most significant judgments, apart from those involving estimates:

(i)	Determination of useful life periods for the depreciation and amortization of assets with finite useful lives

For each class of assets with finite useful lives, management has to determine over which period the ELN business will consume the assets’ future economic benefits. The determination of a useful life period involves judgment and has an impact on the depreciation and amortization charge recorded in the combined statements of operations.

(ii)	Interpretation of laws and regulations

Interpretation of laws and regulation, including tax regulations, requires judgment from management that could have an impact on the recognition of provisions for legal litigation and income taxes in the combined financial statements.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Recent accounting pronouncements

(i)	IFRS 9 – Financial Instruments is required to be applied retrospectively for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 9 simplifies the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk management activities undertaken by entities. The ELN business has not yet completed its assessment of the impact of the adoption this standard.

(ii)	IFRS 15 – Revenue from Contracts with Customers is required to be applied retrospectively for annual periods beginning on or after January 1, 2017, with early adoption permitted. The IASB plans to propose the deferral of the adoption of IFRS 15 to January 1, 2018 and will seek comments in the next months.

IFRS 15 specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. The ELN business has not yet completed its assessment of the impact of the adoption this standard.

2.	REVENUES

	2014	2013

Advertising	$291,243	$334,720
Circulation	104,297	113,645
Digital and other	66,345	66,363

	$461,885	$514,728

3.	PURCHASE OF GOODS AND SERVICES

	2014	2013

Circulation and distribution expenses	$85,330	$87,193
Paper, ink and printing supplies	42,413	51,466
Marketing expenses	24,993	27,418
Service and printing contracts	20,027	21,612
Building expenses	14,307	16,868
Other	35,542	30,212

	$222,612	$234,769

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

4.	FINANCIAL EXPENSES

	2014	2013

Interest on net defined benefit liability	$70	$1,454
Other	737	751

	$807	$2,205

5.	RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

	2014	2013

Restructuring of operations	$7,696	$5,185
Gain on disposals of assets and other items	(6,084)	(752)

	$1,612	$4,433

In recent years, the ELN business has implemented various restructuring initiatives to reduce operating costs. As a result of these initiatives, restructuring costs of $7.7 million, mainly for the reduction of positions, were recorded in 2014 ($5.2 million in 2013).

These restructuring initiatives also resulted in impairment charges on assets and gain on disposal of assets being recorded in 2014 and 2013 presented as part of other items.

6.	IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

	2014	2013

Impairment of goodwill	$125,000	$225,000
Impairment of intangibles assets	—	56,000

	$125,000	$281,000

In 2014 and 2013, the ELN business performed impairment tests since it continued to be negatively affected by the digital transformation and weak market conditions in the newspaper industry. The ELN business concluded that the recoverable amount based either on a value in use or fair value less costs of disposal was less than the carrying amount of its single CGU. Accordingly, goodwill impairment charges of $125.0 million and 225.0 million were recorded in 2014 and 2013, respectively. Impairment charges of $56.0 million on mastheads and customer relationships were also recorded in 2013.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

7.	INCOME TAXES

Income tax expenses are as follows:

	2014	2013

Current	$8,300	$12,046
Deferred	5,500	(7,918)

	$13,800	$4,128

The ELN business’s statutory tax rate is based on the enacted tax rates of the primary provinces where the ELN business is operating. The following table reconciles income taxes at the ELN business’s statutory tax rate of 25.12% in 2014 and 2013 and income taxes in the combined statements of operations:

	2014	2013

Income tax recovery at statutory tax rate	$(16,947)	$(56,140)
Increase resulting from:
Non-deductible impairment of goodwill	31,400	56,520
Non-taxable income or other non-deductible charges	(653)	3,748

Income tax expense	$13,800	$4,128

The significant items comprising the ELN business’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Combined balance sheets		Combined income statements
	December 31, 2014	December 31, 2013	2014	2013

Accounts payable and accrued charges and provisions	$400	$1,156	$756	$3,560
Defined pension plans	686	(434)	853	248
Property, plant and equipment	(24,577)	(20,850)	3,727	(638)
Goodwill, intangible assets and other assets	(12,058)	(10,406)	1,652	(11,088)
Accounts receivable	—	(1,488)	(1,488)	—

	$(35,549)	$(32,022)	$5,500	$(7,918)

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

7.	INCOME TAXES (continued)

Changes in the net deferred income tax liability are as follows:

	2014	2013

Balance as of beginning of the year	$32,022	$31,926
Recognized in statements of operations	5,500	(7,918)
Recognized in statements of other comprehensive loss	(1,973)	8,014

Balance as of the end of the year	$35,549	$32,022

8.	ACCOUNTS RECEIVABLE

	December 31, 2014	December 31, 2013

Trade	$59,157	$67,307
Other	2,791	9,718

	$61,948	$77,025

9.	INVENTORIES

	December 31, 2014	December 31, 2013

Raw materials	$2,697	$3,457
Supplies	2,608	2,501

	$5,305	$5,958

Cost of inventories included in purchase of goods and services amounted to $153.9 million in 2014 ($181.5 million in 2013). Write-downs of inventories totalling $0.1 million were recognized in purchase of goods and services in 2014 ($0.2 million in 2013).

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

10.	PROPERTY, PLANT AND EQUIPMENT

For the years ended December 31, 2014 and 2013, changes in the net carrying amount of property, plant and equipment are as follows:

	Land	Buildings and leasehold improvements	Machinery and equipment	Projects under development	Total

Cost

As of December 31, 2012	$18,360	$109,293	$185,459	$1,647	$314,759
Additions	—	1,603	1,011	3,287	5,901
Reclassification	—	111	3,225	(3,336)	—
Retirement, disposals and other	(1,294)	(4,772)	(530)	—	(6,596)

As of December 31, 2013	17,066	106,235	189,165	1,598	314,064
Additions	—	294	546	3,627	4,467
Reclassification	—	—	3,303	(3,303)	—
Retirement, disposals and other	(1,274)	(4,358)	(1,117)	—	(6,749)

As of December 31, 2014	$15,792	$102,171	$191,897	$1,922	$311,782

Accumulated depreciation and impairment losses

As of December 31, 2012	$—	$29,805	$85,712	$—	$115,517
Depreciation	—	3,798	11,982	—	15,780
Retirement, disposals and other	—	(2,332)	90	—	(2,242)

As of December 31, 2013	—	31,271	97,784	—	129,055
Depreciation	—	4,197	10,489	—	14,686
Retirement, disposals and other	—	(2,554)	(840)	—	(3,394)

As of December 31, 2014	$—	$32,914	$107,433	$—	$140,347

Net carrying amount

As of December 31, 2013	$17,066	$74,964	$91,381	$1,598	$185,009
As of December 31, 2014	$15,792	$69,257	$84,464	$1,922	$171,435

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

11.	INTANGIBLE ASSETS

For the years ended December 31, 2014 and 2013, changes in the net carrying amount of intangible assets are as follows:

	Software	Customer relationships and other	Mastheads	Projects under development	Total

Cost

As of December 31,2012	$43,593	$111,464	$103,430	$5,678	$264,165
Additions	656	—	—	3,994	4,650
Reclassification	6,756	—	—	(6,756)	—
Retirement, disposals and other	(16,946)	(181)	—	—	(17,127)

As of December 31, 2013	34,059	111,283	103,430	2,916	251,688
Additions	25	—	—	2,390	2,415
Reclassification	3,371	—	—	(3,371)	—
Retirement, disposals and other	(359)	—	—	—	(359)

As of December 31, 2014	$37,096	$111,283	$103,430	$1,935	$253,744

Accumulated amortization and impairment losses

As of December 31,2012	$32,491	$69,106	$64,403	$—	$166,000
Amortization	6,017	8,148	—	—	14,165
Impairment	—	28,100	28,448	—	56,548
Retirement, disposals and other	(16,948)	(181)	—	—	(17,129)

As of December 31, 2013	21,560	105,173	92,851	—	219,584
Amortization	6,674	1,718	—	—	8,392
Impairment	—	—	62	—	62
Retirement, disposals and other	(359)	—	—	—	(359)

As of December 31, 2014	$27,875	$106,891	$92,913	$—	$227,679

Net carrying amount

As of December 31, 2013	$12,499	$6,110	$10,579	$2,916	$32,104
As of December 31, 2014	$9,221	$4,392	$10,517	$1,935	$26,065

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

11.	INTANGIBLE ASSETS (continued)

The cost of internally generated intangible assets, mainly composed of software, was $33.4 million as of December 31, 2014 ($31.0 million as of December 31, 2013). For the year ended December 31, 2014, the ELN business recorded additions of internally generated intangible assets of $2.4 million ($3.9 million in 2013).

The accumulated amortization and impairment losses of internally generated intangible assets, mainly composed of software, was $23.9 million as of December 31, 2014 ($18.1 million as of December 31, 2013). For the year ended December 31, 2014, the ELN business recorded $5.8 million of amortization for its internally generated intangible assets ($5.0 million in 2013).

The net carrying value of internally generated intangible assets was $9.5 million as of December 31, 2014 ($12.9 million as of December 31, 2013).

12.	GOODWILL

For the years ended December 31, 2014 and 2013, changes in the net carrying amount of goodwill are as follows:

	2014	2013

As of beginning of the year	$254,000	$479,000
Impairment loss	125,000	225,000

As of the end of the year	$129,000	$254,000

The net carrying amount of goodwill is allocated into a single CGU, representing the ELN business.

Recoverable amounts

In 2014, the recoverable amount of the CGU was based on a fair value less costs of disposals, which was based on the metrics of the sale transaction described in the notes to those combined financial statements.

In 2013, the recoverable amount of the CGU was determined based on the higher of a value in use or a fair value less costs of disposal with respect to the impairment tests performed. The ELN business uses the discounted cash flow method to estimate the recoverable amount, consisting of future cash flows derived primarily from the most recent budget and three-year strategic plan approved by the ELN business’s management and presented to the Board of Directors of Quebecor Media. These forecasts considered the CGU past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. In particular, specific assumptions are used for each type of revenues generated by the CGU or for each nature of expenses as well as for future capital expenditures. As such, assumptions will consider, among many other factors, subscribers and readership statistics, advertising market trends, competitive landscape, evolution of products and services offerings, proliferation of media platforms, technology evolution, bargaining agreements, Canadian GDP rates and operating cost structures.

A perpetual growth rate is used for cash flows beyond this three-year period. The discount rate used by the ELN business is a pre-tax rate derived from the weighted average cost of capital pertaining to the CGU, which reflects the current market assessment of (i) the time value of money, and (ii) the risk specific to the assets for which the future cash flow estimates have not been risk-adjusted. The perpetual growth rate was determined with regard to the specific markets in which the CGU participate.

A pre-tax discount rates of 12.7% and a perpetual growth rate of zero were used in the impairment test performed in 2013.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

13.	ACCOUNTS PAYABLE AND ACCRUED CHARGES

	December 31, 2014	December 31, 2013

Trade and accruals	$25,228	$29,616
Salaries and employee benefits	11,596	6,942
Stock-based compensation	—	935

	$36,824	$37,493

14.	PROVISION FOR RESTRUCTURING

Balance as of December 31, 2013	$12,208
Net change in income	7,696
Payments	(16,554)

Balance as of December 31, 2014	$3,350

15.	OTHER LIABILITIES

	Note	December 31, 2014	December 31, 2013

Defined benefit plans liability	22	$2,333	$—
Deferred rental revenue		475	1,973
Other		—	155

		$2,808	$2,128

16.	NET INVESTMENT

The investment from Quebecor Media in the net assets of the ELN business is presented as net investment in the combined balance sheet. Accordingly, the net investment is comprised of total contributions from Quebecor Media, total distributions to Quebecor Media, the accumulated earnings of the ELN business, and the accumulated other comprehensive income related to defined pension plans of the ELN business.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

17.	STOCK-BASED COMPENSATION PLANS

Under a stock option plan established by Quebecor Media, 6,180,140 Common Shares of Quebecor Media have been set aside for officers, senior employees, directors, and other key employees of Quebecor Media and its subsidiaries, including employees of the ELN business. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant), or the five-day weighted average market price ending on the day preceding the date of grant of the Common Shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. As long as the Common Shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29, and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options of receiving an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the Common Shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of exercise or the fair market value of the Common Shares, as determined by the Quebecor Media’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common Shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless the Human Resources and Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Human Resources and Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant.

The following table gives details on changes to outstanding options granted to employees as of December 31, 2014 and 2013:

	2014		2013
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	202,536	$54.75	97,374	$48.43
Granted	—	—	140,850	57.64
Exercised	(28,038)	48.04	(26,088)	47.25
Cancelled	(4,000)	50.37	(9,600)	53.40

Balance at end of year	170,498	$55.96	202,536	$54.75

Vested options at end of year	5,820	$53.96	5,890	$50.85

During the year ended December 31, 2014, 28,038 stock options were exercised for a cash consideration of $0.4 million (26,088 stock options for $0.3 million in 2013).

A stock-based compensation charge of $0.9 million was recorded in 2014 ($0.5 million in 2013).

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

17.	STOCK-BASED COMPENSATION PLANS (continued)

The following table gives summary information on outstanding options held by employees as of December 31, 2014:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$46.48 to 57.64	170,498	8.1	$55.96	5,820	$53.96

The fair value of stock-based awards under the stock option plans of Quebecor Media was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options held by employees under Quebecor Media stock option plan as of December 31, 2014 and 2013:

	2014	2013

Risk-free interest rate	1.36%	1.90%
Dividend yield	1.38%	1.56%
Expected volatility	19.11%	24.98%
Expected remaining life	3.4 years	4.6 years

Since the Common Shares of Quebecor Media are not publicly traded on a stock exchange, expected volatility is derived from the implied volatility of Quebecor inc.’s stock. The expected remaining life of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate over the expected remaining life of the option is based on the Government of Canada yield curve in effect at the time of the valuation. Dividend yield is based on the current average yield.

18.	COMMITMENTS AND CONTINGENCIES

The ELN business rents premises and equipment under operating leases and has entered into long-term commitments to purchase services and capital equipment. The operating leases have various terms, escalation clauses, purchase options and renewal rights. The minimum payments for the coming years are as follows and include future rent payments of $8.1 million to Quebecor Media:

	Leases	Other commitments

2015	$5,700	$1,400
2016 to 2019	11,500	2,100
2020 and thereafter	1,200	—

Operating lease expenses of the ELN business amounted to $6.2 million in 2014 ($7.7 million in 2013).

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

18.	COMMITMENTS AND CONTINGENCIES (continued)

Contingencies and legal disputes

There are a number of legal proceedings against the ELN business that are pending. In the opinion of the management of the ELN business, the outcome of those proceedings is not expected to have a material adverse effect on the ELN business’s results or on its financial position. Management, after taking legal advice, has established provisions for specific claims or actions considering the facts of each case. In particular, the ELN business has a lease arrangement under which the ELN business rent a premise to an external party, including certain sharing of common expenses and certain rights and obligations under the lease. These rights and obligations were under litigation as part of disputes involving also other subsidiaries of Quebecor Media. In 2013, management reassessed its estimates with respect to the risks involved and the ELN business recognized a gain of $4.0 million in reduction of purchase of goods and services.

Litigation provisions as of December 31, 2014 and 2013 are included as part of accounts payable and accrued charges. The ELN business cannot determine when and if a payment related to these provisions will be made.

19.	GUARANTEES

In the normal course of its operations, the ELN business enters into contractual agreements with outsourcing companies and suppliers. In some cases, the ELN business agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the ELN business provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the ELN business from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the combined balance sheet with respect to these indemnifications.

20.	RELATED PARTY TRANSACTIONS

Key management personnel compensation

	2014	2013

Salaries and short-term benefits	$2,602	$2,806
Share-based compensation	942	411
Other long-term benefits	—	163

	$3,544	$3,380

Operating transactions

The ELN business earns revenue for advertising and other services, and incurs expenses for purchases and services, with related companies under common control in the normal course of operations. Those transactions were concluded and accounted for at the exchange amount and are summarized as follows:

	2014	2013

Revenues	$1,868	$2,145
Purchases and services	22,083	23,686
Management fees from Quebecor Media	2,000	2,000

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

21.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The ELN business’s financial risk management policies have been established in order to identify and analyze the risks faced by the ELN business, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in the ELN business’s activities.

The ELN business uses a number of financial instruments, mainly trade receivables, trade payables and accrued liabilities. As a result of their use of financial instruments, the ELN business are exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations.

(a)	Credit risk management

Credit risk is the risk of financial loss to the ELN business if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the ELN business continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2014, no customer balance represented a significant portion of the ELN business’s combined trade receivables. The ELN business establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. As of December 31, 2014, 6.6% of trade receivables were 90 days past their billing date (6.3% as of December 31, 2013).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2014 and 2013:

	2014	2013

Balance as of beginning of year	$4,542	$5,331
Charged to income	1,524	1,286
Utilization	(1,826)	(2,075)

Balance as of end of year	$4,240	$4,542

The ELN business believes that the diversity of its customer base is instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The ELN business does not believe that it is exposed to an unusual level of customer credit risk due to the diversity of its customer base.

(b)	Liquidity risk management

Liquidity risk is the risk that the ELN business and its subsidiaries will not be able to meet their financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost.

The ELN business’s management believes that operating cash flows should be sufficient to cover committed cash requirements for capital investments and working capital in the future.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

21.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(c)	Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the ELN business’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

All of the ELN business’s combined revenues and most of expenses are denominated in CAN dollars. Accordingly, the ELN business’s sensitivity to variations in foreign exchange rates is economically limited.

Interest rates and equity prices

The ELN business has limited exposure to interest rates and equity prices.

(d)	Capital management

The ELN business’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements and maintained a level of distributions to Quebecor Media. The ELN business is not subject to any externally imposed capital requirements.

22.	PENSION PLANS AND POSTRETIREMENT BENEFITS

The ELN business maintains various flat-benefit plans, various final-pay and defined contribution plans. The ELN business funding policy for its funded pension plans is to maintain its contribution at a level sufficient to cover benefits and to meet requirements of the applicable regulations and plan provisions that govern the funding of the plans.

These provisions establish, among others, the future payment of amortization payments when the degree of solvability of the pension plans is less than 100% as defined by the relevant laws. Payments are determined by an actuarial report performed by an independent company at least every three years or annually, according to the applicable laws and in accordance with provisions of plans.

By their design, the defined benefit plans expose the ELN business to the typical risks faced by defined benefit plans, such as investment performance, changes to the discount rates used to value the obligation, longevity of plan participants, and future inflation. The administration of the plans is assured by pension committees composed of members of the plans, independent members of the Quebecor Media’s management, or Quebecor Media in accordance with the provisions of the plans. Under the Quebecor Media’s rules of governance, the approbation and oversight of the defined benefit plan policies are performed at different levels through the pension committees, the management, or Quebecor Media’s Audit Committee. The risk management of pension plans is also performed under the leadership of these committees at various levels. The custody of securities and management of securities transactions are assigned to trustees within a mandate given by the pension committee or Quebecor Media, as the case may be. Policies include those on investment objectives, risk mitigation strategies and the mandate to hire investment fund managers and monitor their work and performance. The benefit pension plans are monitored on an ongoing basis to assess the benefit, funding and investment policies, financial status, and the Quebecor Media’s funding requirement.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

22.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2014 and 2013:

	2014	2013

Change in benefit obligations
Benefit obligations at beginning of year	$178,306	$188,374
Service costs	4,587	5,837
Interest costs	8,779	8,429
Plan participants’ contributions	1,255	1,363
Actuarial loss (gain) arising from:
Demographic assumptions	450	4,784
Financial assumptions	20,483	(15,115)
Participant experience	118	(3,307)
Benefits and settlements paid	(10,263)	(12,059)

Benefit obligations at end of year	$203,715	$178,306

	2014	2013

Change in plan assets
Fair value of plan assets at beginning of year	$180,234	$157,212
Actual return on plan assets	21,232	25,017
Employer contributions	8,924	8,701
Plan participants’ contributions	1,255	1,363
Benefits and settlements paid	(10,263)	(12,059)

Fair value of plan assets at end of year	$201,382	$180,234

As of December 31, 2014 and 2013, the weighted average duration of defined benefit obligation was approximately 17 years. The ELN expects future benefit payments of $10.6 million in 2015.

The investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed, whereby a mix of equities and fixed-income investments is used to optimize the risk-return profile of plan assets and to mitigate asset-liability mismatch.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

22.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Plan assets are comprised of:

	December 31, 2014	December 31, 2013

Equity securities:
Canadian	20.6%	23.4%
Foreign	31.0	34.7
Debt securities	45.5	40.1
Other	2.9	1.8

	100.0%	100.0%

The fair value of plan assets is principally based on quoted prices in an active market.

Where funded plans have a net defined benefit asset, management determines if potential reductions in future contributions are permitted by applicable regulations. When a defined benefit asset is created, it cannot exceed the future economic benefit that the ELN business can expect to obtain from the asset. The future economic benefit represents the value of reductions in future contributions and expenses payable to the pension fund. It does not reflect gains that could be generated in the future that would allow reductions in contributions by the ELN business. When there is a minimum funding requirement, this could also limit the amount recognized in the balance sheet. A minimum funding requirement represents the present value of amortization payments based on the most recent actuarial financing reports filed.

The reconciliation of funded status to the net amount recognized in the combined balance sheets is as follows:

	December 31, 2014	December 31, 2013

Benefit obligations	$(203,715)	$(178,306)
Fair value of plan assets	201,382	180,234

Plan surplus (deficit)	(2,333)	1,928
Asset limit	—	(197)

Net amount recognized	$(2,333)	$1,731

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

22.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Components of re-measurements are as follows:

	2014	2013

Actuarial (loss) gain on benefit obligations	$(21,021)	$13,638
Actual return on plan assets, less interest income calculated as part of the interest on net defined benefit liability	12,970	18,460
Asset limit	197	(197)

Re-measurements recorded in other comprehensive (loss) income	$(7,854)	$31,901

Components of the net benefit costs are as follows:

	2014	2013

Employee service costs	$4,587	$5,837
Interest on net defined benefit liability	70	1,454
Other	617	417

Net benefit costs	$5,274	$7,708

The expense related to defined contribution pension plans amounted to $1.4 million in 2014 ($1.4 million in 2013).

The expected employer contributions to the ELN’s defined benefit pension plans are expected to be $5.5 million in 2015.

Assumptions

The ELN business determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yield and matched-funding yield curve analysis as of the measurement date.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

22.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The actuarial assumptions used in measuring the ELN’s benefit obligations as of December 31, 2014 and 2013 and current periodic benefit costs are as follows:

	2014	2013

Benefit obligations
Rates as of year-end:
Discount rate	4.10%	4.90%
Rate of compensation increase	3.00	3.00

Current periodic costs
Rates as of preceding year-end:
Discount rate	4.90%	4.40%
Rate of compensation increase	3.00	3.25

Sensitivity analysis

A decrease of 10 basis point in the discount rate would have increased by $3.4 million the obligation in the balance sheet as of December 31, 2014 and other comprehensive loss in 2014.

There are limitations to the above sensitivity analysis since it only considers the impacts of a decrease of 10 basis point in the discount rate assumption and at the end of the year without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to these assumptions would not have a significant impact on the consolidated financial statements.

SCHEDULE “B”

POSTMEDIA NETWORK CANADA CORP.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1

POSTMEDIA NETWORK CANADA CORP.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(In thousands of Canadian dollars)

	Postmedia as at February 28, 2015	Sun ELN Business as at December 31, 2014		Adjustments for the Capitalization		Adjustments for the Sun Acquisition	Postmedia pro forma as at February 28, 2015
ASSETS
Current Assets
Cash	19,210	—	3.i	140,000	4.i	(305,500)
			3.i	(2,869)	4.vii	(7,069)
			3.ii	173,500
			3.ii	(6,208)
			3.ii	12,442			23,506
Restricted cash	12,442	—	3.ii	(12,442)		—	—
Accounts receivable	83,063	61,948		—		—	145,011
Inventory	1,612	5,305		—		—	6,917
Prepaid expenses and other assets	9,793	3,382		—		—	13,175

Total Current Assets	126,120	70,635		304,423		(312,569)	188,609
Non-Current Assets
Property and equipment	118,561	171,435		—	4.ii, 4.iii	—	289,996
Asset held-for-sale	25,194	—		—		—	25,194
Derivative financial instruments	22,500	—	3.i	2,090		—	24,590
Other assets	4,921	—	3.i	(1,581)		—
			3.ii	(2,942)			398
Intangible assets	269,029	26,065		—	4.iii	53,600	348,694
Goodwill	149,600	129,000		—	4.viii	(35,377)	243,223

Total Assets	715,925	397,135		301,990		(294,346)	1,120,704

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	62,909	36,824		—		—	99,733
Provisions	12,325	3,350		—		—	15,675
Deferred revenue	24,870	17,927		—		—	42,797
Amounts payable to corporations under common control	—	2,652		—	4.ii	(2,652)	—
Current portion of long-term debt	12,500	—	3.i	6,965		—	19,465

Total Current Liabilities	112,604	60,753		6,965		(2,652)	177,670
Non-Current Liabilities
Long-term debt	512,839	—	3.i	132,338		—
			3.i	697
			3.i	(4,450)
			3.i	2,090			643,514
Employee benefit obligations and other liabilities	153,204	2,808		—		—	156,012
Provisions	538	—		—		—	538
Deferred income taxes	681	35,549		—	4.iii	13,400	49,630

Total Liabilities	779,866	99,110		137,640		10,748	1,027,364

Total Equity	(63,941)	298,025	3.ii	173,500	4.ii	(298,025)
			3.ii	(9,150)	4.vii	(7,069)	93,340

Total Liabilities and Equity	715,925	397,135		301,990		(294,346)	1,120,704

The notes constitute an integral part of the pro forma condensed consolidated financial statements.

2

POSTMEDIA NETWORK CANADA CORP.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)

	Postmedia six months ended February 28, 2015	Sun ELN Business six months ended December 31, 2014		Adjustments for the Capitalization		Adjustments for the Sun Acquisition	Postmedia pro forma six months ended February 28, 2015

Revenues	314,959	228,938		—	4.vi	(4,648)	539,249
Expenses	256,494	183,928		—	4.vi	(4,648)	435,774

Operating income before depreciation, amortization, impairment and restructuring	58,465	45,010		—		—	103,475
Depreciation	21,547	7,402		—	4.iv	—	28,949
Amortization	19,063	3,518		—	4.v	1,347	23,928
Impairments	1,843	—		—		—	1,843
Restructuring and other items	8,916	1,280		—	4.vii	(2,680)
					4.vii	(1,399)	6,117

Operating income	7,096	32,810		—		2,733	42,639
Interest expense	33,189	379	3.iii	5,730		—
			3.iii	(3,831)			35,467
Net financing expense relating to employee benefit plans	2,781	35		—		—	2,816
Gain on disposal of property and equipment and asset held-for-sale	(740)	(5,622)		—		—	(6,362)
(Gain) loss on derivative financial instruments	(4,108)	—	3.iii	339		—	(3,769)
Foreign currency exchange losses	44,447	—		—		—	44,447

Earnings (loss) before income taxes	(68,473)	38,018		(2,238)		2,733	(29,960)
Provision for (recovery of) income taxes	—	8,810		—	4.v	(338)	8,472

Net earnings (loss) attributable to equity holders of the Company	(68,473)	29,208		(2,238)		3,071	(38,432)

Loss per share attributable to equity holders of the Company:
Basic	$(1.70)						$(0.14)
Diluted	$(1.70)						$(0.14)

The notes constitute an integral part of the pro forma condensed consolidated financial statements.

3

POSTMEDIA NETWORK CANADA CORP.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)

	Postmedia year ended August 31, 2014	Sun ELN Business year ended June 30, 2014		Adjustments for the Capitalization		Adjustments for the Sun Acquisition	Postmedia pro forma year ended August 31, 2014

Revenues	674,255	488,565		—	4.vi	(9,693)	1,153,127
Expenses	564,750	392,747		—	4.vi	(9,693)	947,804

Operating income before depreciation, amortization, impairment and restructuring	109,505	95,818		—		—	205,323
Depreciation	66,646	14,636		—	4.iv	—	81,282
Amortization	39,080	11,008		—	4.v	2,693	52,781
Impairments	—	405,846		—		—	405,846
Restructuring and other items	39,285	12,051		—	4.vii	(1,550)	49,786

Operating loss	(35,506)	(347,723)		—		(1,143)	(384,372)
Interest expense	61,914	689	3.iii	11,974		—	74,577
Net financing expense relating to employee benefit plans	5,617	762		—		—	6,379
Gain on disposal of property and equipment and intangible assets	(257)	(2,170)		—		—	(2,427)
Gain on derivative financial instruments	(1,590)	—	3.iii	(2,025)		—	(3,615)
Foreign currency exchange losses	6,271	—		—		—	6,271

Loss before income taxes	(107,461)	(347,004)		(9,949)		(1,143)	(465,557)
Provision for (recovery of) income taxes	—	4,438		—	4.v	(677)	3,761

Net loss attributable to equity holders of the Company	(107,461)	(351,442)		(9,949)		(466)	(469,318)

Loss per share attributable to equity holders of the Company:
Basic	$(2.67)						$(1.67)
Diluted	$(2.67)						$(1.67)

The notes constitute an integral part of the pro forma condensed consolidated financial statements.

4

POSTMEDIA NETWORK CANADA CORP.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In thousands of Canadian dollars, except as otherwise noted)

1.	BASIS OF PRESENTATION

The pro forma condensed consolidated statement of financial position of Postmedia Network Canada Corp. (“Postmedia” or the “Company”) as at February 28, 2015 and the pro forma condensed consolidated statement of operations for the six months ended February 28, 2015 and the year ended August 31, 2014, have been prepared by management of Postmedia for illustrative purposes only and give effect to the agreement with Quebecor Media Inc. to purchase all of the outstanding shares of 7717415 Canada Inc. (previously known as, Quebecor Media Printing Inc. (“QMPI”)), which as at the acquisition date of April 13, 2015, owned Sun Media Corporation’s stable of more than 170 English-language newspapers and specialty publications as well as digital properties for cash consideration of $305.5 million, subject to a closing working capital adjustment (the “Sun Acquisition”). Upon acquisition, QMPI and its subsidiary amalgamated to form a new corporation which subsequently amalgamated with Postmedia Network Inc., a subsidiary of Postmedia. The Company financed the purchase price and transaction costs associated with the Sun Acquisition with the issuance of 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”), the issuance of Class NC variable voting shares of the Company (“Variable Voting Shares”) pursuant to a rights offering of subscription receipts (the “Rights Offering”), net proceeds related to the sale of the Montreal Gazette production facility and corporate cash as described in note 3 (collectively, the “Capitalization”). The pro forma condensed consolidated financial statements have been prepared on the basis of the assumptions and adjustments described below and in the subsequent notes.

The accounting policies used in the preparation of the pro forma condensed consolidated statement of financial position as at February 28, 2015 and the pro forma condensed consolidated statement of operations for the six months ended February 28, 2015 and the year ended August 31, 2014 incorporate the significant accounting policies used to prepare the Company’s consolidated financial statements.

The pro forma condensed consolidated financial statements may not be indicative of the financial position that would have prevailed and results of operations that would have been obtained if the Capitalization and Sun Acquisition had taken place on the dates indicated or of the financial position or results of operations which may be achieved in the future. The actual financial position and results of operations of the Company for any period subsequent to April 13, 2015 will vary from the amounts set forth in the pro forma condensed consolidated financial statements and such variation may be material. The actual purchase price allocation will reflect the fair value of the assets acquired and liabilities assumed as at April 13, 2015 based on the Company’s evaluation of such assets and liabilities and, accordingly, the final purchase price allocation may differ significantly from the results herein.

5

The pro forma condensed consolidated financial statements have been derived from and should be read in conjunction with Postmedia’s audited consolidated financial statements for the years ended August 31, 2014, 2013 and 2012 and Postmedia’s unaudited interim condensed consolidated financial statements for the three and six months ended February 28, 2015 and 2014, as well as the audited combined financial statements of the English language newspapers business (Carve-out of the English language newspapers business of Quebecor Media Inc.) (“Sun ELN Business”) for the years ended December 31, 2014 and 2013. The financial year-ends of Postmedia and the Sun ELN Business are non-coterminous. Given that the financial year-end of the Sun ELN Business differs from Postmedia by more than 93 days, adjustments for the difference in period and year-ends is required in the pro forma condensed consolidated financial statements as described below.

The pro forma condensed consolidated statement of financial position as at February 28, 2015 gives effect to the Sun Acquisition as if it had occurred on February 28, 2015 and has been prepared using:

•	the unaudited condensed consolidated statement of financial position of Postmedia as at February 28, 2015;

•	the audited combined balance sheet of the Sun ELN Business as at December 31, 2014, and

•	the adjustments and assumptions outlined below.

The pro forma condensed consolidated statement of operations for the six months ended February 28, 2015, gives effect to the Sun Acquisition as if it had occurred on September 1, 2013 and has been prepared using the following:

•	the unaudited condensed consolidated statement of operations of Postmedia for the six months ended February 28, 2015;

•	the unaudited combined statement of operations of the Sun ELN Business for the six months ended December 31, 2014, which was computed by eliminating the unaudited condensed combined statement of operations of the Sun ELN Business for the six months ended June 30, 2014 from the audited combined statement of operations of the Sun ELN Business for the year ended December 31, 2014;

•	the adjustments and assumptions outlined below.

The pro forma condensed consolidated statement of operations for the year ended August 31, 2014, gives effect to the Sun Acquisition as if it had occurred on September 1, 2013 and has been prepared using:

•	the audited consolidated statement of operations of Postmedia for the year ended August 31, 2014;

•	the unaudited combined statement of operations of the Sun ELN Business for the twelve months ended June 30, 2014, which was computed by combining the unaudited condensed combined statement of operations of the Sun ELN Business for the six months ended June 30, 2014 with the audited combined statement of operations of the Sun ELN Business for the year ended December 31, 2013 and eliminating the unaudited condensed combined statement of operations of the Sun ELN Business for the six months ended June 30, 2013;

•	the adjustments and assumptions outlined below.

6

The pro forma condensed consolidated financial statements as at and for the six months ended February 28, 2015 and for the year ended August 31, 2014 were prepared using the acquisition method of accounting. Postmedia is considered the legal and accounting acquirer. The pro forma condensed consolidated financial statements were based on the historical financial statements of Postmedia and the Sun ELN Business with certain reclassifications made to the historical financial statements of the Sun ELN Business to conform to the financial statement presentation currently used by Postmedia.

Management has determined on a preliminary basis that no material pro forma adjustments to the Sun ELN Business financial statements are required to comply with the accounting policies used by Postmedia in the preparation of the pro forma condensed consolidated financial statements.

The pro forma condensed consolidated financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Sun Acquisition, the costs to integrate the operations of Postmedia and the Sun ELN Business, or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

Under the acquisition method of accounting, the measurement of the fair value of the consideration issued and of the assets and liabilities assumed is dependent upon certain valuations and other studies or events that have not been completed. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing pro forma condensed consolidated financial statements. Differences between these preliminary estimates and the final acquisition method of accounting will occur and these differences could be material to the consolidated Company’s future results of operations and financial position. The assets acquired and liabilities assumed of the Sun ELN Business will be recorded as of the acquisition date of April 13, 2015, at their respective fair values and consolidated with those of Postmedia. In addition, the results of operations of the Sun ELN Business will be consolidated with those of Postmedia beginning on April 13, 2015.

Acquisition costs, such as advisory, legal, valuation, and other professional fees, and certain acquisition-related restructuring charges affecting the Sun ELN Business are not included as a component of consideration transferred but are accounted for as expenses in the periods during which the costs are incurred. During the six months ended February 28, 2015 and the year ended August 31, 2014, the Company incurred acquisition costs of $2.7 million and $1.6 million, respectively, and during the six months ended February 28, 2015, the Company incurred integration costs of $1.4 million, all of which are included in restructuring and other items in the historical consolidated statement of operations of Postmedia.

7

2.	ACQUISITION OF THE SUN ELN BUSINESS

The estimated net purchase price has been allocated to the Sun ELN Business assets and liabilities as at December 31, 2014, excluding the liabilities that are not being acquired, in accordance with the acquisition method, as follows:

	Sun ELN Business as at December 31, 2014	Assets and Liabilities Excluded	Fair Value Adjustments	Total
Assets acquired
Accounts receivable	61,948	—	—	61,948
Inventory	5,305	—	—	5,305
Prepaid expenses and other assets	3,382	—	—	3,382
Property and equipment	171,435	—	—	171,435
Intangible assets	26,065	—	53,600	79,665

Total assets acquired	268,135	—	53,600	321,735

Liabilities assumed
Accounts payable and accrued liabilities	36,824	—	—	36,824
Provisions	3,350	—	—	3,350
Deferred revenue	17,927	—	—	17,927
Amounts payable to corporations under common control	2,652	(2,652)	—	—
Employee benefit obligations and other liabilities	2,808	—	—	2,808
Deferred income taxes	35,549	—	13,400	48,949

Total liabilities assumed	99,110	(2,652)	13,400	109,858

Net assets fair value as at December 31, 2014				211,877
Consideration				305,500

Goodwill				93,623

8

3.	PRO FORMA ADJUSTMENTS AND ASSUMPTIONS RELATED TO THE CAPITALIZATION

The Company financed the purchase price and related transaction costs of the Sun Acquisition as described below.

The debt financing for the Sun Acquisition was provided through the issuance of an additional $140.0 million of First-Lien Notes to an existing noteholder, Canso Investment Counsel Ltd. (“Canso”), acting on behalf of certain accounts that it manages. On October 31, 2014, pursuant to a subscription agreement with Canso, the Company issued subscription receipts which were automatically exchanged for the additional First-Lien Notes on April 13, 2015 (“Notes Subscription Receipts”). The Notes Subscription Receipts bear interest at the same rate as the First-Lien Notes with interest commencing as of November 1, 2014. During the six months ended February 28, 2015, the Company recorded $3.8 million of interest expense related to the Notes Subscription Receipts in the consolidated statement of operations and incurred $1.6 million of Notes Subscription Receipts financing costs which are recorded in other assets on the consolidated statement of financial position. Upon issuance of the additional First-Lien Notes related to the Sun Acquisition, the Notes Subscription Receipts financing costs will be included in the carrying value of long-term debt on the consolidated statement of financial position.

The equity financing for the Sun Acquisition was provided pursuant to the Rights Offering for proceeds of $173.5 million. Under the terms of the Rights Offering, shareholders of the Company as of February 17, 2015 received one right for each share held to subscribe for 5.9929 subscription receipts (“Equity Subscription Receipts”). On March 18, 2015, the Rights Offering closed, with a total of 240,972,226 Equity Subscription Receipts issued at a subscription price of $0.72, which represented a significant discount to the market price of the Variable Voting Shares at the time. A total of 200,084,396 Equity Subscription Receipts were subscribed for pursuant to the basic subscription privilege attached to each right, with the remainder being subscribed for pursuant to the additional subscription privilege attached to the rights in relation to the unsubscribed Equity Subscription Receipts of other holders. On April 13, 2015, each Equity Subscription Receipt was automatically exchanged for one Class NC Variable Voting Share without additional consideration. During the six months ended February 28, 2015, the Company incurred $2.9 million of Rights Offering transaction costs which are recorded in other assets on the consolidated statement of financial position. Upon issuance of the Variable Voting Shares related to the Sun Acquisition, the Rights Offering transaction costs will be included in the carrying value of capital stock on the consolidated statement of financial position.

The remaining financing for the Sun Acquisition was provided through corporate cash and the net proceeds related to the sale of the Montreal Gazette production facility. The sale closed on October 31, 2014 and the net proceeds of $12.4 million which are recorded as restricted cash on the condensed consolidated statement of financial position as at February 28, 2015 were used by the Company to finance the Sun Media Acquisition.

9

The pro forma condensed consolidated financial statements include the following pro forma adjustments and assumptions related to the Capitalization:

i)	Exchange of the Notes Subscription Receipts of $140 million, at a premium of 0.5% or $0.7 million, for $139.3 million principal amount of First-Lien Notes and incurred an additional $2.9 million of related debt financing costs. Including the Notes Subscription Receipts financing costs as at February 28, 2015 of $1.6 million, the total debt financing costs are estimated to be $4.5 million. The First-Lien Notes have prepayment options that represent an embedded derivative that are accounted for separately at fair value. Long-term debt and derivative financial instruments were increased by $2.1 million related to the fair value of the prepayment option embedded derivative as at February 28, 2015. On September 1, 2013, the embedded derivative asset had a fair value of $0.4 million. The First-Lien Notes have a stated interest rate of 8.25% and are subject to minimum annual principal redemptions equal to 5% of the original principal amount and are payable in semi-annual instalments of $3.5 million on April 30 and October 31 of each year. The pro forma interest on the First-Lien Notes was calculated using an effective interest rate of 9.27%, which amortizes the initial premium, financing fees and embedded derivate based on the initial estimated future cash flows. No additional principal repayments were assumed in determining the effective interest rate or the pro forma interest expense. Any additional mandatory or optional principal repayments will result in higher non-cash interest charges and lower cash interest charges.

ii)	Exchange of the Equity Subscription Receipts for Variable Voting Shares for proceeds of $173.5 million and incurred an additional $6.2 million of related Rights Offering transaction costs. Including the Rights Offering transaction costs as at February 28, 2015 of $2.9 million, the total Rights Offering transactions costs are estimated to be $9.2 million, including a fee payable to the Company’s largest shareholder, GoldenTree Asset Management LP, in the aggregate amount of $7.1 million. Furthermore, $12.4 million of previously restricted cash related to the sale of the Montreal Gazette production facility was used to fund the Sun Acquisition.

iii)	The effect of the Capitalization on the pro forma condensed consolidated statement of operations for the six months ended February 28, 2015 and the year ended August 31, 2014 includes an increase to interest expense of $5.7 million and $12.0 million, respectively, based on the effective interest rate of 9.27%. In addition, interest expense in the six months ended February 28, 2015 was decreased by $3.8 million to reflect the reversal of interest expense related to the Notes Subscription Receipts for First-Lien Notes already recorded by the Company. In addition, gain on derivative financial instruments decreased by $0.3 million and increased by $2.0 million in the six months ended February 28, 2015 and the year ended August 31, 2014, respectively, related to the change in fair value of the prepayment option embedded derivative on the First-Lien Notes.

10

4.	PRO FORMA ADJUSTMENTS AND ASSUMPTIONS ON THE SUN ACQUISITION

The pro forma condensed consolidated financial statements include the following pro forma assumptions and adjustments related to the Sun Acquisition:

i)	Postmedia acquired the shares of QMPI for cash consideration of $305.5 million, subject to a closing working capital adjustment.

ii)	The pro forma adjustments eliminate the historical equity of the Sun ELN Business of $298.0 million and certain liabilities that will not be transferred as part of the Sun Acquisition pursuant to the purchase agreement including amounts payable to corporations under common control of $2.7 million.

iii)	The acquired assets and liabilities have been adjusted to their fair values as determined in the preliminary purchase price allocation in note 2. Fair value adjustments include an increase to intangible assets of $53.6 million which includes mastheads of $27.8 million, domain names of $14.8 million and subscriber lists of $11.0 million with a related increase to deferred income tax liabilities of $13.4 million. The fair value of the property and equipment approximates carrying value as a result of increases in the fair value of machinery and equipment, largely offset by decreases in the fair value of land and buildings.

iv)	The preliminary fair value adjustments related to property and equipment resulted in a nominal increase to depreciation expense in the six months ended February 28, 2015 and the year ended August 31, 2014. Depreciation expense relates to machinery and equipment and buildings which are depreciated over approximately 18 and 25 years, respectively.

v)	The preliminary fair value adjustments related to intangible assets resulted in increases to amortization expense in the six months ended February 28, 2015 and the year ended August 31, 2014 of $1.3 million and $2.7 million, respectively, with related decreases to income tax expense of $0.3 million and $0.7 million, respectively. Amortization expense relates to non-newspaper domain names and subscriber lists which are amortized over 15 and 5 years, respectively.

vi)	An adjustment to decrease revenue with an offsetting decrease to expenses to eliminate the transactions between the Sun ELN Business and Postmedia in the six months ended February 28, 2015 and the year ended August 31, 2014 of $4.6 million and $9.7 million, respectively.

vii)	The total acquisition costs related to the Sun Acquisition are estimated to be $11.3 million. The aggregate amount of acquisition costs recognized to February 28, 2015 was $4.2 million. The remaining acquisition costs result in a decrease to cash and total equity of $7.1 million in the pro forma condensed statement of financial position as at February 28, 2015. Restructuring and other items in the six months ended February 28, 2015 and the year ended August 31, 2014 include a decrease of $2.7 million and $1.6 million, respectively, for the acquisition costs previously expensed net of a tax provision of nil. In addition, restructuring and other items in the six months ended February 28, 2015 includes a decrease of $1.4 million for integration costs previously expensed net of a tax provision of nil.

viii)	The excess of the purchase price over the preliminary fair value of net assets acquired of $93.6 million is allocated to goodwill on the pro forma condensed consolidated statement of financial position. Goodwill recognized consists of the assembled workforce, non-contractual customer relationships and expected cost savings.

11

5.	LOSS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Loss per share attributable to equity holders of the Company in the pro forma condensed consolidated statements of operations for the six months ended February 28, 2015 and the year ended August 31, 2014 were computed using the Variable Voting Shares issued pursuant to the Rights Offering. The following table provides a reconciliation of the denominators, which are presented in whole numbers, used in computing basic and diluted loss per share.

	For the six months ended February 28, 2015	For the year ended August 31, 2014
Shares outstanding	40,209,619	40,209,619
Pro forma issuance of shares	240,972,226	240,972,226

Basic weighted average shares outstanding during the period	281,181,845	281,181,845
Dilutive effect of options	—	—

Diluted weighted average shares outstanding during the period	281,181,845	281,181,845

Loss per share attributable to equity holders of the Company:
Basic	$(0.14)	$(1.67)
Diluted	$(0.14)	$(1.67)

12